Free Writing Prospectus (To the Prospectus dated April 4, 2011, as supplemented by the prospectus supplement dated June 18, 2012)	Filed Pursuant to Rule 433 Registration Statement No. 333-173299 June 20, 2012

Senior Medium-Term Notes due June 30, 2014

Preliminary Terms and Conditions

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due June 30, 2014 (the “Notes”).

CUSIP:	98970EBX6

Auction Amount:	$11,900,000

Series:	The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue under the Indenture. We may re-open this series of Notes, and issue additional Notes of this series under the Indenture in the future.

Minimum Bid Interest Rate:	1.0%

Maximum Bid Interest Rate:	3.5%

Zions Direct Auction Account:	The securities being offered hereby can only be delivered through a Zions Direct Brokerage Account (an “Account”). If you are awarded any of the securities being offered hereby and do not already have an active Account, you must open an Account with Zions Direct before 2:00 p.m. Eastern Time on the first business day after the Auction Window has closed. If you fail to open an Account by this time, your trade will be canceled and you will not receive any of the securities offered hereby.

Public Offering Price:	100.00%

Auction Window:	Auction Start: 3:30 pm ET, Monday, June 18, 2012. Auction End: 3:30 pm ET, Tuesday, June 26, 2012, subject to the 2-Minute Rule referenced in the Prospectus Supplement.

Interest Payment Dates:	Interest will be paid semiannually on December 30 and June 30, beginning on December 30, 2012, to holders of record as of the preceding December 15 and June 15, respectively.

Day Count:	30/360

Maturity:	June 30, 2014

Optional Redemption:	The Notes are not redeemable prior to June 30, 2013. Commencing June 30, 2013, the Notes may be redeemed in whole, but not in part, on such date or on any interest payment date thereafter. Zions Bancorporation will provide notice, in writing, of the optional redemption not less than five business days before the redemption date.

Redemption Price:	100% of the principal amount of the Notes being redeemed plus accrued interest thereon up to, but not including, the redemption date.

Concurrent Offering:	At any given time during the course of this Auction, we may be conducting concurrent offerings of other securities, including concurrent offerings of other Medium-Term Notes, for which we have filed offering materials with the Securities and Exchange Commission, or SEC. You should carefully review all the materials we have filed with the SEC before making a decision to invest in our securities.

Auction Agent:	Zions Direct, Inc. (“Zions Direct”)

Distribution Agent:	Zions Direct

Distribution Agent Fee:	0.30%. Zions Direct has agreed to use its reasonable best efforts to solicit and receive offers to purchase the Notes. Zions Direct will act as principal with respect to any Notes sold in this offering. Any Notes sold by Zions Direct to securities dealers may be sold at a discount from the public offering price of up to 0.20%. Zions Direct will not receive any separate consideration for acting as Auction Agent hereunder.

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interests can only be made through, records maintained by the Depository Trust Company, or DTC, and its participants.

Issuer Ratings:

BBB- (Rating Outlook Stable) (Fitch); BBB (low) (Trend Negative) (DBRS); and BBB- (Outlook Negative) (Standard & Poor’s).

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Calculation / Issuing / Paying Agent:	Zions First National Bank

Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on June 29, 2012.

This Term Sheet contains selected information about the Notes subject to further description in the prospectus dated April 4, 2011 and the prospectus supplement dated June 18, 2012. The Notes are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-173299, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated April 4, 2011 contained in that registration statement, the prospectus supplement dated June 18, 2012 and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation or a representative will arrange to send you the prospectus and other documents Zions Bancorporation has filed with the SEC if you request it by calling toll free (800) 524-8875.